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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                       CONTINENTAL MEDICAL SYSTEMS, INC.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21164210
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Scot Sauder
                        Vice President -- Legal Affairs,
                         General Counsel and Secretary
                       Horizon/CMS Healthcare Corporation
                    6001 Indian School Road, N.E., Suite 530
                             Albuquerque, NM  87110
                                 (505) 881-4961
- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 10, 1995
- ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


    Check the following box if a fee is being paid with this statement. / /

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.


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- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON . . . . . . . . . . . . . . .HORIZON\CMS HEALTHCARE
                                                                     CORPORATION

    S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON. . . . . . . . . . . . . . . . . . . . . . . . . .91-1346899
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                          (b)/ /


- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    0
- --------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                  / /


- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- --------------------------------------------------------------------------------
              7    SOLE VOTING POWER
NUMBER             21,000,000
OF            ------------------------------------------------------------------
SHARES        8    SHARED VOTING POWER
BENEFICIALLY       0
OWNED         ------------------------------------------------------------------
BY            9    SOLE DISPOSITIVE POWER
EACH               21,000,000
REPORTING     ------------------------------------------------------------------
PERSON        10   SHARED DISPOSITIVE POWER
WITH:              0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,000,000
- --------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           / /


- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.0%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
- --------------------------------------------------------------------------------


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    This Amendment No. 1 to Schedule 13D constitutes Horizon/CMS Healthcare
Corporation's final 13D and amends, to the extent set forth below, the
Schedule 13D dated March 31, 1995 filed by Horizon Healthcare Corporation with the Securities and Exchange Commission on April 10, 1995. Horizon Healthcare Corporation changed its name to Horizon/CMS Healthcare Corporation on July 10, 1995.

    ITEM 3 OF THIS SCHEDULE 13D IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 23, 1995, among Horizon, CMS Merger Corporation, a Delaware corporation and wholly owned subsidiary of Horizon ("Merger Sub"), and CMS
(the "Merger Agreement"), each issued and outstanding share of CMS Common
Stock, par value $.01 per share, was converted into .5397 of one share of Horizon Common Stock on the Effective Date, which was July 10, 1995, and each of the 100 issued and outstanding shares of Merger Sub was converted into 210,000 shares of CMS Common Stock. As a result, Horizon now owns 100.0% of the issued and outstanding shares of CMS Common Stock.

    ITEM 5 OF THIS SCHEDULE 13D IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

    As discussed in Item 3, Horizon owns 100% of the issued and outstanding shares of CMS Common Stock. Except for the conversion of all CMS Common Stock into Horizon Common Stock pursuant to the Merger Agreement, no transactions in CMS Common Stock were effected during the past sixty days by Horizon or, to the best of Horizon's knowledge, by any executive officer or director of Horizon. In addition, no person other than Horizon has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

    ITEM 6 OF THIS SCHEDULE 13D IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    All of the issued and outstanding CMS Common Stock has been pledged by Horizon pursuant to its credit facility.

    ITEM 7 OF THIS SCHEDULE 13D IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed as part of this Schedule 13D:

    Exhibit A      Name, Business Address, and Present Principal Occupation
                   of Each Executive Officer and Director of Horizon.

    Exhibit B      Amended and Restated Agreement and Plan of Merger, dated as of May 23, 1995, among Horizon, Merger Sub and CMS
                   (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Horizon's Registration Statement on Form S-4
                   (Registration No. 33-59561)).



                                    -1-

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                                 SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 20, 1995              HORIZON/CMS HEALTHCARE CORPORATION



                             By: /s/ Scot Sauder
                                 _____________________________________________
                             Name:  Scot Sauder
                             Title:    Vice President - Legal Affairs, General
                             Counsel and Secretary


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                               EXHIBIT INDEX

                                                                    SEQUENTIAL
EXHIBIT                    DESCRIPTION                              PAGE NUMBER
- -------                    -----------                              -----------

  A  Name, Business Address, and Present Principal Occupation of
     Each Executive Officer and Director of Horizon/CMS Healthcare
     Corporation.

  B Amended and Restated Agreement and Plan of Merger, dated as of May 23, 1995, among Horizon, Merger Sub and CMS (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Horizon's Registration Statement on Form S-4 (Registration No. 33-59561)).